Exhibit 1A-9a

To Whom it May Concern:

While American Gas & Technology LP has changed its independent accountant, we understand that no statements were made in the offering statement concerning that change.  Accordingly, we have no disagreement with statements made by American Gas & Technology LP concerning the change in its principal accountant.

/s/Artesian CPA, LLC
Denver, Colorado

December 13, 2017